Exhibit 12 .1
RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Accretion and Dividends

	Fiscal Year Ended December 31,
	2005		2006		2007		2008		2009

	(in thousands)
Loss from operations before minority interest and equity income		$(18,511)		$(28,013)		$(18,772)		$(95,842)	$(117,493)
Fixed charges:
Interest portion of operating lease (A)		223		340		383		677	846
Debt interest		2,526		6,434		4,395		15,895	29,649

Total fixed charges		$2,749		$6,774		$4,778		$16,572	$30,495

Loss from operations before minority interest and equity income plus fixed charges		$(15,762)		$(21,589)		$(14,977)		$(86,797)	$(89,667)

Accretion and dividends on preferred stock		$—		$—		$—		$—	$—

Total fixed charges and preferred accretion and dividends		2,749		6,774		4,778		16,572	30,495

Ratio of earnings to fixed charges and accretion and dividends on preferred stock	$	(B )	$	(B )	$	(B )	$	(B )	(B )

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges and preferred accretion and dividends		$18,511		$28,363		$19,755		$103,369	$120,162

(A)	Represents an approximate interest factor of 1/3 of operating rentals.

(B)	Earnings are inadequate to cover fixed charges and preferred accretion and dividends; additional earnings required presented in supplemental information in above table.